LEATHERWOOD WALKER TODD & MANN, P.C.

JOHN E. JOHNSTON, JR.

HARVEY G. SANDERS, JR.

DAVID A. QUATTLEBAUM III

JOSEPH E. MAJOR

DUKE K. MCCALL, JR.

EARLE G. PREVOST

J. RICHARD KELLY

A. MARVIN QUATTLEBAUM

JACK H. TEDARDS, JR.

F. MARION HUGHES

MICHAEL J. GIESE

MARK R. HOLMES

WILLIAM L. DENNIS

NATALMA M. MCKNEW

ROBERT A. DEHOLL

RICHARD L. FEW, JR.

STEVEN E. FARRAR

H. GIBERT SANDERS, III

THOMAS W. EPTING

JAMES L. ROGERS, JR

DAVID E. HODGE

FRANK C. WILLIAMS III

WILLIAM L. PITMAN

ROBERT D. MOSELEY, JR

JAMES T. HEWITT

KURT M. ROZELSKY

J. TOD HYCHE

LAUREL R.S. BLAIR

JAMILE J. FRANCIS III

JOHN P. RIORDAN

SEANN GRAY TZOUVELEKAS

WILLIAM B. SWENT

MICHELE FULLER LYERLY

LAURIN MILFORD MCDONALD

PETER A. RUTLEDGE

PAUL E. HAMMACK

CARI V. HICKS

MARY H. WATTERS

J. KURT SCHUMACHER, JR.

JENNIFER ADAMSON MOORHEAD

MARGARET C. MCGEE

ALEXANDRE N. MACCLENAHAN

OLIVIA T. ROWE

ERIKA B. NEWSOM

ZANDRA L. JOHNSON

S. BROOKE CHAPMAN

JOHN M. WALKER

P. GRIFFIN BELL

THOMAS M. LARKIN

SALLIE S. HOLDER

ATTORNEYS AT LAW THE LEATHERWOOD PLAZA 300 EAST MCBEE AVENUE, SUITE 500 GREENVILLE, SOUTH CAROLINA 29601 FAX: (864) 240-2477 TELEPHONE: (864) 242-6440 April 27, 2007

Mailing Address:

Post Office Box 87

Greenville, SC 29602-0087

COUNSEL:

JAMES H. WATSON

D.B. LEATHERWOOD

1896-1989

WESLEY M. WALKER

1915-1999

FLETCHER C. MANN

1921-2003

WRITER’S

Direct Dial: 864-240-2494

Direct Fax: 864-240-2479

E-Mail: bpitman@lwtm.com

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-10004

Attention: Filing Desk

RE:	Post Effective Amendment No. 3 to the Registration Statement on Form SB-2 (File No. 333-129842) of Computer Software Innovations, Inc.

Ladies and Gentlemen:

On behalf of Computer Software Innovations, Inc., a Delaware corporation (the “Company”), we transmit for filing, pursuant to Rule 101 of Regulation S-T, the third post-effective amendment (the “Amendment”) to the Company’s Form SB-2 Registration Statement (the “Registration Statement”) under the Securities Act of 1933, as amended, relating to the registration of 15,295,728 shares, subject to adjustment, of the Company’s common stock, $0.001 par value per share (the “Shares”). The Shares are to be offered and sold from time to time by Barron Partners LP, or the “Selling Stockholder.” The Registration Statement was declared effective on February 14, 2006.

The purpose of the amendment is to update the Registration Statement to reflect more current information, including more recent financial information.

Below are the Company’s responses to the Commission’s comments contained in its letter to the Company dated February 13, 2007 concerning the Company’s Post-Effective Amendment No. 2 to the Registration Statement.

Post-effective Amendment No. 2 to Registration Statement on Form SB-2

Item 28.	Undertakings

SEC Comment No. 1:

Please provide the applicable undertaking pursuant to Item 512(g) of Regulation S-B. We further note that you have included the undertaking pursuant to Item 512(f) of Regulation S-B. This undertaking does not appear applicable to your offering.

April 27, 2007

Response No. 1:

As requested, we have provided the undertaking set forth in Item 512(g) of Regulation S-B. Further, we have deleted the Item 512(f) undertaking previously included.

Form 10-QSB for the quarters ended June 30, 2006 and September 30, 2006

Item 8A.	Controls and Procedures

SEC Comment No. 2:

We note your disclosure regarding a significant deficiency in your internal control over financial reporting. We further note, however, your disclosures here stating that for each respective period there were no changes in your internal control over financial reporting “[o]ther than as described above.” It is not apparent from your disclosures the specific changes to your internal control over financial reporting that occurred during each quarter. We note your disclosure regarding the January 2006 hiring, but your disclosure in your Form 10-KSB for the year ended December 31, 2005 indicates that “continuous improvements will be made in 2006 and 2007.” Accordingly, please amend to disclose each change to your internal control over financial reporting pursuant to Item 308(c) of Regulation S-B for the quarters ended June 30, 2006 and September 30, 2006. Further, please revise your disclosure to specify the actions that are necessary to remediate your significant deficiency as well as an estimate of any material costs involved with your remediation efforts.

Response No. 2:

We have amended our Form 10-QSB for the quarters ended June 30, 2006 and September 30, 2006 to reflect the requested disclosure. We have likewise amended the related disclosure contained in the Registration Statement under:

•

“Risk Factors—Risk Factors Relating to Our Company—Failure to comply with certain standards has resulted in a conclusion there is a significant weakness in our internal controls over financial reporting, and management may be unable to declare its controls over financial reporting effective until its implementation of the Sarbanes-Oxley Act which it anticipates completing in fiscal year 2007,” and “—We may discover and report additional weaknesses in our internal controls. Reporting deficiencies could harm our financial position, reduce investor confidence, cause a decline in the market price for our common stock and subject us to costly litigation.”

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—C. Current Challenges and Opportunities of our Business and Forward-looking Information—Sarbanes-Oxley Compliance.”

*    *    *    *

April 27, 2007

If you have any questions or need further information regarding the enclosed filing or the responses to the comments contained in this letter, please contact the undersigned at (864) 240-2494. For convenience, we are providing courtesy copies of this letter and a blackline copy of the Amendment to Mark P. Shuman, Branch Chief—Legal.

Sincerely,

/s/ William L. Pitman
William L. Pitman Leatherwood Walker Todd & Mann, P.C.

WLP/pgn

cc:	Mark P. Shuman
David B. Dechant